WESCO FINANCIAL CORPORATION
301 East Colorado Boulevard
Suite 300
Pasadena, California 91101-1901
(626) 585-6700
January 27, 2006
Ms. Nili Shah
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
1 Station Place, N.E., Stop 0510
Washington, D.C., 20549

Re:	Wesco Financial Corporation Form 10-K for the Year Ended December 31, 2004 File No. 1-4720
Dear Ms. Shah:
     The purpose of this letter is to respond to your letter dated January 5, 2006. To assist you in reviewing our responses, we have preceded our response with a copy (in bold type) of the point stated in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Consolidated Statement of Cash Flows, page 39
1.	We have read your response to comment 2. We have considered the facts you presented in support of classifying cash flows from the purchase and sale of rental assets in operating activities. However, we note that you derive 81% of your revenue from rental activities and only 19% from sales of rental assets. In light of these percentages, please tell us your consideration of the following from paragraph 87 of SFAS 95:

...the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.

Accordingly, because the predominate source of cash flows for your assets is rental activities, rather than sales of rental assets, it continues to appear that the cash flows from the purchase and sale of rental assets should be classified as investing activities in the statement of cash flows. Please advise.
We will revise the consolidated statement of cash flows in future filings to present the proceeds from sales of rental furniture as a component of investing activities rather than including them in operating activities. In a note to the consolidated financial statements, we will explain the reclassification and include a table separately reconciling cash flows from operating activities and from investing activities, as previously presented for 2004 and 2003, to the figures presented in the 2005 consolidated statement of cash flows.
As agreed, there will be no change in the presentation of furniture sales revenues in the consolidated statement of income.
The attached exhibit presents the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 as they appeared in our 10-K Annual Report for the year ended December 31, 2004 and as they are expected to appear in our 2005 Annual Report on Form 10-K, as requested, with proceeds from sales of rental furniture reclassified to investing activities.
* * * *
Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly, WESCO FINANCIAL CORPORATION
/s/ Jeffrey L. Jacobson

Jeffrey L. Jacobson Vice President and Chief Financial Officer

Exhibit to Response to
Securities and Exchange Commission
January 27, 2006
WESCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31,		Year Ended December 31,
	2004	2004	2003	2003
	(Reclassified)	(Per 2004	(Reclassified)	(Per 2003
		10-K)		10-K)
Cash flows from operating activities:
Net income	$47,427	$47,427	$74,711	$74,711
Adjustments to reconcile net income with net cash flows from operating activities:
Gross profit on sales of rental furniture	(25,956)		(27,511)
Realized net securities gains	—	—	(53,466)	(53,466)
Provision for depreciation and amortization, net	36,473	36,473	44,114	44,114
Increase (decrease) in liabilities for insurance losses and loss adjustment expenses —		(46,364)		29,461
Transactions through affiliates	(52,506)		17,117
Unaffiliated transactions	6,142		12,344
Increase (decrease) in unearned insurance premiums —		(3,652)		(19,688)
Transactions through affiliates	5,472		(14,469)
Unaffiliated transactions	(9,124)		(5,219)
Increase (decrease) in income taxes payable	24,050	24,050	(8,995)	(8,995)
Proceeds from sales of rental furniture, less gross profit included in net income		41,816		40,742
Other, net	23,715	23,715	16,182	16,182

Net cash flows from operating activities	55,693	123,465	54,808	123,061

Cash flows from investing activities:
Maturities and redemptions of securities with fixed maturities	72,592	72,592	314,556	314,556
Purchases of securities with fixed maturities	(2,907)	(2,907)	(2,562)	(2,562)
Sales of securities with fixed maturities	—	—	351,180	351,180
Acquisitions of businesses, net of cash and cash equivalents acquired	(12,704)	(12,704)	(9,825)	(9,825)
Purchases of rental furniture	(76,532)	(76,532)	(50,960)	(50,960)
Proceeds from sales of rental furniture	67,772		68,253
Other, net	(1,937)	(1,937)	(3,267)	(3,267)

Net cash flows from investing activities	46,284	(21,488)	667,375	599,122

Cash flows from financing activities:
Borrowings (repayments) under line of credit, net	16,900	16,900	(9,900)	(9,900)
Decrease in other notes payable, net	(354)	(354)	(94)	(94)
Payment of cash dividends	(9,822)	(9,822)	(9,539)	(9,539)

Net cash flows from financing activities	6,724	6,724	(19,533)	(19,533)

Increase in cash and cash equivalents	108,701	108,701	702,650	702,650
Cash and cash equivalents — beginning of year	1,052,462	1,052,462	349,812	349,812

Cash and cash equivalents — end of year	$1,161,163	$1,161,163	$1,052,462	$1,052,462

Supplementary disclosures:
Interest paid during year	$375	$375	$642	$642
Income taxes paid (recovered) during year, net	(7,142)	(7,142)	43,847	43,847
Noncash activities — conversion of debt to equity in subsidiary	—	—	9,808	9,808
Increase in additional paid-in capital due to subsidiary stock transactions	—	—	2,885	2,885

See notes to consolidated financial statements.

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